UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Material fact regarding Chief Financial Officer transition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: March 5, 2021

Item 1

Material fact regarding Chief Financial Officer transition.

Publicly Held Company

CNPJ/ME 32.785.497/0001-97

NIRE 35.300.531.582

MATERIAL FACT

Natura &Co Holding S.A. (B3: NTCO3; NYSE: NTCO) (“Company”), pursuant to article 157, 4th paragraph, of Law No. 6,404, of December 15, 1976, as amended, and to Brazilian Securities Commission (“CVM”) Ruling No. 358, of January 3, 2002, as amended, informs its shareholders and the market in general that José Antonio de Almeida Filippo will be stepping down as Chief Financial Officer at the end of this year. We would like to thank him for his leadership and strong contribution since he joined the Group. He played a leading role in the acquisition of Avon in January 2020, which included listing Natura &Co both on the B3 and NYSE, managed the two successful capital raises last year, implemented Natura &Co’s global financial structure and strengthened our internal controls and liability management functions.

To ensure a smooth transition, we are pleased to announce that Guilherme Castellan will be joining the Group as Deputy CFO. He will work closely with José Filippo over the coming months and will become the Group CFO after José Filippo completes his cycle. A Brazilian national, Guilherme Castellan joins Natura &Co after seven years at AB InBev group, where he held senior financial positions in New York, Sao Paulo, Shanghai and Hong Kong. In his last position he was CFO at Budweiser Brewing Co. APAC Ltd, a listed company based in Hong Kong. He will start his new role next April.

São Paulo, March 4, 2021.

NATURA &CO HOLDING S.A.

Viviane Behar de Castro

Investor Relations Officer